                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939




                            CITYSCAPE FINANCIAL CORP.




                                 565 TAXTER ROAD
                          ELMSFORD, NEW YORK 10523-2300



                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED

  TITLE OF CLASS                                             AMOUNT

9.25% SENIOR NOTES                                     UP TO $75,000,000
                                                   AGGREGATE PRINCIPAL AMOUNT

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER CONFIRMATION OF THE PLAN OF REORGANIZATION.

                               Name and address of
                          Agent for Service of Process:

                              CT CORPORATION SYSTEM
                                  1633 BROADWAY
                               NEW YORK, NY 10019


                                 With a copy to:
                            CITYSCAPE FINANCIAL CORP.
                                 565 TAXTER ROAD
                          ELMSFORD, NEW YORK 10523-2300
                              ATTN: GENERAL COUNSEL

                                     GENERAL



1.       GENERAL INFORMATION

         (a)      The applicant is a corporation.

         (b) The applicant was organized under the laws of the State of Delaware.

2.       SECURITIES ACT EXEMPTION APPLICABLE

                  Up to $75 million in aggregate principal amount of 9.25% Senior Notes due 2008 (the "New Debt Securities") to be issued by Cityscape Financial Corp. (the "Company") under the Indenture to be qualified hereby will be offered to holders of the Company's 12 3/4% Series A Senior Notes due 2004 (the "Old Debt Securities"), pursuant to the terms of the plan of reorganization (the "Plan of Reorganization") for all outstanding Old Debt Securities at the exchange ratio of $250 principal amount of the New Debt Securities for each $1,000 principal amount of the Old Debt Securities. The terms of the Plan of Reorganization are contained in the Solicitation and Disclosure Statement dated August 28, 1998 attached hereto as Exhibit T3E(1).

                  The issuance of the New Debt Securities is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption provided by chapter 11 of title 11 of the United States Code (the "Bankruptcy Code"), Section 1145(a)(1). To the extent that the Solicitation constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Company is also relying upon the exemption from Securities Act registration provided by Section 3(a)(9) of the Securities Act and Section 4(2) of the Securities Act and Regulation D promulgated thereunder. The New Debt Securities are proposed to be offered for exchange by the Company with its existing holders of Old Debt Securities exclusively and solely for outstanding Old Debt Securities of the Company. No sales of securities of the same class as the New Debt Securities have been or are to be made by the Company by or through an underwriter at or about the same time as the Plan of Reorganization for which the exemption is claimed. The Company engaged CIBC Oppenheimer Corp. (the "Advisor") to act as financial advisor with respect to the terms of the Plan of Reorganization. The Advisor's compensation was not contingent upon the successful consummation of the Plan of Reorganization, and the Advisor did not and will not solicit tenders of Old Debt Securities on behalf of the Company. No other consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Solicitation and Disclosure Statement and related documents and the engagement of Bondholder Communications Group as Information Agent for the Company. No holder of the outstanding Old Debt Securities has made or will be requested to make any cash payment to the Company in connection with the Plan of Reorganization.

                                  AFFILIATIONS
3.       AFFILIATES

                  The following table sets forth the subsidiaries of the Company as of the date of this Application. The Company owns, directly or indirectly, 100% of the capital stock of each of its subsidiaries.

                                  Subsidiaries

Cityscape Corp., a New York corporation
Cityscape Funding Corporation, a Delaware corporation
Cityscape Funding Corporation II, a Delaware corporation
Cityscape Funding Corporation III, a Delaware corporation
Cityscape Funding Corporation IV, a Delaware corporation
Cityscape Funding Corporation V, a Delaware corporation
City Mortgage Corporation Limited, a United Kingdom limited liability company J & J Securities Limited, a United Kingdom limited liability company
City Mortgage Servicing Limited, a United Kingdom limited liability company City Mortgage Financial Services Limited, a United Kingdom limited liability company
City Mortgage Collateral Reserve No. 1 Limited, a United Kingdom limited liability company
Greyfriars Group Limited, a United Kingdom limited liability company
Mortgage Management Limited, a United Kingdom limited liability company Greyfriars Financial Services Limited, a United Kingdom limited liability company

Assured Funding Corporation Limited, a United Kingdom limited liability company
Cityscape (UK) Limited, a United Kingdom limited liability company
Midland Continuation Limited, a United Kingdom limited liability company
Home and Family Finance Limited, a United Kingdom limited liability company Home Funding Corporation Limited, a United Kingdom limited liability company Home Mortgage Corporation Limited, a United Kingdom limited liability company Home Mortgages Limited, a United Kingdom limited liability company
Homestead Finance Limited, a United Kingdom limited liability company Homeowners Capital Plan Limited, a United Kingdom limited liability company Securing Funding Limited, a United Kingdom limited liability company


                  To the best knowledge of the Company as of September 30, 1998, there are no beneficial owners of more than 10% of the Company's outstanding common stock. The following table sets forth to the best knowledge of the Company concerning beneficial ownership of the Company's new common stock, par value $0.01 per share ("New Common Stock"), as of the date of consummation of the Plan of Reorganization, the beneficial owners of more than 10% of its outstanding New Common Stock:


                                       Amount and Nature              Percent
                 Name               of Beneficial Ownership          of Class(1)
                 ----               -----------------------          -----------
McKay Shields
    Financial Corporation              3,122,578 shares                20.82%
Cerberus Partners, L.P.
    and affiliated entities(2)         2,030,820 shares                13.54%


--------------------

(1) Assumes exercise of all warrants to be issued pursuant to the Plan of Reorganization.

(2) Includes Ultra Cerberus Fund, Ltd. (76,925 shares), Cerberus International Ltd. (987,909 shares) Cerberus Partners, L.P. (482,897 shares), Partridge Hill Management LLC (183,722 shares), Partridge Hill Overseas Management LLC (258,981 shares), Pequod International (3,654 shares) and Pequod Investments (36,732 shares).

                  Certain directors and executive officers of the Company may be deemed to be "affiliates" of the Company by virtue of their positions with the Company. See Item 10, "Directors and Executive Officers."


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
                             MANAGEMENT AND CONTROL

4.       DIRECTORS AND EXECUTIVE OFFICERS

                  The following table lists the names of all directors and executive officers of the Company and all offices with the Company held by such persons. The mailing address of each director and executive officer is deemed to be the address of the Company's executive office, Cityscape Financial Corp., 565 Taxter Road, Elmsford, New York 10523-2300.

NAME                                        OFFICE
----                                        ------
Steven M. Miller            Chief Executive Officer, President and Director of the Company
Robert C. Patent            Vice Chairman of the Board, Executive Vice President, Treasurer and Director
                            of the Company
Robert Grosser              Chairman of the Board and Director of the Company
Jonah L. Goldstein          General Counsel and Director of the Company
Arthur P. Gould             Director of the Company
Hollis W. Rademacher        Director of the Company
Cheryl P. Carl              Vice President and Secretary of the Company
Tim S. Ledwick              Vice President and Chief Financial Officer of the Company


5.       PRINCIPAL OWNERS OF VOTING SECURITIES

                  See Item 3.



                                  UNDERWRITERS

6.       UNDERWRITERS

                  (a) The following table lists the name and complete mailing address of each person who, within the last three years, has acted as principal underwriter of any security of the Company which was outstanding as of the date of this application and the title of each class of securities underwritten.

                                                                Title of Security
          Name and Address                                      Underwritten

          CIBC Wood Gundy Securities Corp.(1)                   12-3/4% Senior Notes due 2004
          425 Lexington Avenue
          New York, New York 10017

          Bear, Stearns & Co. Inc.                              12-3/4% Senior Notes due 2004
          245 Park Avenue
          New York, New York 10167

          Oppenheimer & Co., Inc.(1)                            12-3/4% Senior Notes due 2004
          One World Financial Center
          New York, New York 10281

          NatWest Securities Limited                            6% Convertible Subordinated Debentures due 2006
          135 Bishopsgate
          London EC2M 3XT
          England


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

          Bear, Stearns & Co. Inc.                              6% Convertible Subordinated Debentures due 2006
          245 Park Avenue
          New York, New York 10167

          CIBC Wood Gundy Securities Corp.(1)                   6% Convertible Subordinated Debentures due 2006
          425 Lexington Avenue
          New York, New York 10017

          Wasserstein Perella Securities, Inc.                  6% Convertible Subordinated Debentures due 2006
          31 West 52nd Street
          New York, New York  10019

          Alex. Brown & Sons Incorporated(2)                    Common Stock
          135 East Baltimore Street
          Baltimore, Maryland  21202

          NatWest Securities Limited                            Common Stock
          135 Bishopsgate
          London EC2M 3XT
          England

          Wasserstein Perella Securities, Inc.                  Common Stock
          31 West 52nd Street
          New York, New York  10019

-----------------

(1)  Now CIBC Oppenheimer Corp., 425 Lexington Avenue, New York, New York 10017.

(2) Now BT Alex. Brown Incorporated, One Bankers Trust Plaza, New York, New York 10006.

                  (The names of the underwriters who were members of the underwriting syndicate relating to the common stock offering are set forth on page 76 of the Company's Prospectus dated December 20, 1995 included in the Company's Registration Statement on Form S-1, which is incorporated herein by reference. For purpose hereof, the mailing address of each such underwriter shall be in care of the managing underwriters set forth above.)

         (b)      Not applicable.

7.       CAPITALIZATION

         (a) The authorized and outstanding debt securities and capital stock of the Company as of September 30, 1998 were as follows:

                      Title                              Amount                Amount
                   of Class                            Authorized              Outstanding
                   --------                            ----------              -----------
                   Preferred Stock                  10,000,000 shares               5,177 shares

                   Common Stock                    100,000,000 shares          64,878,969 shares

                   Convertible                    $143,750,000(1)            $129,620,000
                     Subordinated
                     Debentures

                   Senior Notes                   $300,000,000               $300,000,000

-----------------

         (1) Assumes exercise in full of Managers' over-allotment option.


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
                              INDENTURE SECURITIES

8.       ANALYSIS OF INDENTURE PROVISIONS

                  See "Description of the New Senior Notes" in the Offering Circular (as defined below), which information is specifically incorporated herein by reference.

9.       OTHER OBLIGORS

                  Cityscape Corp.,
                  565 Taxter Road
                  Elmsford, New York 10523-2300

         Contents of application for qualification. This application for qualification comprises:

         (a)      Pages numbered 1 to 6, consecutively.

         (b) The statement of eligibility and qualification on Form T-1 of Norwest Bank Minnesota, N.A., as Trustee under the Indenture to be qualified.

         (c) The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of such trustee:

Exhibit T3A       Amended and Restated Certificate of Incorporation of the
                  Company.

Exhibit T3B       Amended and Restated Bylaws of the Company.

Exhibit T3C       Form of Indenture between the Company, the Subsidiary
                  Guarantors and Norwest Bank Minnesota, N.A., as Trustee.

Exhibit T3D       Not applicable.

Exhibit T3E       (1)      Solicitation and Disclosure Statement, dated August
                           28, 1998 (the "Offering Circular");

                  (2)      Cover letter "To Our Clients";

                  (3) Instruction Letter to Bankruptcy, Reorganization and Proxy Staffs of Brokers, Banks, Trust Companies and Other Nominees;

                  (4) Instruction Letter to Euroclear, Cedel and their Participants;

                  (5)      Master Ballot;

                  (6) Ballot for Beneficial Owners of 12-3/4% Series A Senior Notes due 2004;

                  (7) Ballot for Beneficial Owners of 6% Convertible Subordinated Debentures due 2006;

                  (8) Ballot for Beneficial Owners of 6% Series A Convertible Preferred Stock;

                  (9) Ballot for Beneficial Owners of 6% Series B Convertible Preferred Stock.

Exhibit T3F        Cross-reference sheet (included as part of Exhibit T3C).


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
                                    SIGNATURE

                  Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Cityscape Financial Corp., a corporation organized and existing under the laws of Delaware, has fully caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Elmford and State of New York, on the 14th day of October, 1998.

(Seal)                                                        [_____________]



Attest: /s/ MARK W. BOLINSKY                     By: /S/ TIM S. LEDWICK
                                                   Name: /S/ TIM S. LEDWICK
                                                   Title: CFO


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
                                Exhibit Index
                                -------------

                                 Description

 Item No.
 --------

Exhibit T3A       Amended and Restated Certificate of Incorporation of the
                  Company.

Exhibit T3B       Amended and Restated Bylaws of the Company.

Exhibit T3C       Form of Indenture between the Company, the Subsidiary
                  Guarantors and Norwest Bank Minnesota, N.A., as Trustee.

Exhibit T3D       Not applicable.

Exhibit T3E       (1)      Solicitation and Disclosure Statement, dated August
                           28, 1998 (the "Offering Circular");

                  (2)      Cover letter "To Our Clients";

                  (3) Instruction Letter to Bankruptcy, Reorganization and Proxy Staffs of Brokers, Banks, Trust Companies and Other Nominees;

                  (4) Instruction Letter to Euroclear, Cedel and their Participants;

                  (5)      Master Ballot;

                  (6) Ballot for Beneficial Owners of 12-3/4% Series A Senior Notes due 2004;

                  (7) Ballot for Beneficial Owners of 6% Convertible Subordinated Debentures due 2006;

                  (8) Ballot for Beneficial Owners of 6% Series A Convertible Preferred Stock;

                  (9) Ballot for Beneficial Owners of 6% Series B Convertible Preferred Stock.

Exhibit T3F       Cross-reference sheet (included as part of Exhibit T3C).

Exhibit 99.1 Form T-1 of Norwest Bank Minnesota, N.A., as Trustee under the Indenture to be qualified.